UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Ascent Solar Technologies, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

043635101

(CUSIP Number)

Christopher H. Cunningham, K&L Gates LLP, 925 4th Avenue, Suite 2900, Seattle, WA 98104, (206) 623-7580

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 043635101	Page 2 of 5

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A (1) TFG Radiant Investment Group Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,873,594 (2)
	8.	Shared voting power 0
	9.	Sole dispositive power 3,873,594 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,873,594 (2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 24.9%
14.	Type of reporting person (see instructions) CO

(1)	TFG Radiant Investment Group Ltd. (“TFG Radiant”) is incorporated in the British Virgin Islands and does not have an I.R.S. Identification Number.
(2)	Includes 1,425,000 shares of common stock of the Company (the “Tranche 2 Shares”) to be purchased by TFG Radiant immediately following Stockholder Approval at the Stockholders’ Meeting and, therefore, which are deemed to be beneficially owned. The Stockholders’ meeting is expected to be held in late October 2014. The Tranche 2 Shares will not be purchased if Stockholder Approval is not obtained. As of the date of this filing, TFG Radiant actually holds 2,448,594 shares of common stock.

Schedule 13D
CUSIP No. 043635101	Ascent Solar Technologies, Inc.

Item 1.	Security and Issuer.

This Amendment No. 3 to Schedule 13D amends the statement on Schedule 13D originally filed by TFG Radiant Investment Group Ltd. (“TFG Radiant”) with the Securities and Exchange Commission on August 22, 2011, as amended on January 9, 2012 and as amended on April 3, 2012 (as amended, the “Schedule 13D”), relating to the shares of common stock, $0.0001 par value per share (the “Shares”), of Ascent Solar Technologies, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 12300 Grant Street, Thornton, CO 80241.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended and supplemented by adding the following paragraphs:

TFG Radiant acquired 845,309 shares (the “Tranche 1 Shares”) at a price of $2.366 per share, or $2,000,001.09 in the aggregate, pursuant to a Securities Purchase Agreement dated August 29, 2014 (the “Securities Purchase Agreement”). The source of the funds used to purchase the Tranche 1 Shares was working capital.

TFG Radiant may acquire 1,425,000 shares (the “Tranche 2 Shares”) at a purchase price of $2.80, or $3,990,000 in the aggregate. The closing of the second tranche is subject to the Issuer obtaining stockholder approval of the issuance of the Tranche 2 Shares in accordance with the applicable listing rules of The Nasdaq Stock Market (“Stockholder Approval”). Under the Securities Purchase Agreement, the Issuer agreed to file a preliminary proxy statement with the Securities and Exchange Commission and to hold a special meeting of the Issuer’s stockholders for the purpose of considering and voting on the issuance of the Trance 2 Shares to TFG Radiant. If Stockholder Approval is obtained, the closing on the Tranche 2 Shares will occur shortly thereafter. The Tranche 2 Shares will not be purchased if Stockholder Approval is not obtained. If purchased, the source of the funds to be used to purchase the Tranche 2 Shares will be working capital.

Item 4.	Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following paragraphs:

TFG Radiant acquired the Tranche 1 Shares and may acquire the Tranche 2 Shares for investment purposes.

(a) TFG Radiant has agreed to purchase the Tranche 2 Shares at a purchase price of $2.80 per share after Stockholder Approval. If the stockholders do not approve the issuance of the Tranche 2 Shares, TFG Radiant’s right to purchase the Tranche 2 Shares terminates immediately.

As of the date of hereof, except as set forth within this Schedule 13D, TFG Radiant has no plans or proposals that would result in any of the matters set forth within (b)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) TFG Radiant currently owns 2,448,594 shares, which constitutes approximately 17.33% of the Issuer’s issued and outstanding common stock. If TFG Radiant acquires the Tranche 2 Shares, it will own approximately 24.9% of the Issuer’s issued and outstanding common stock.

(b) TFG Radiant has the sole voting and dispositive power over 2,448,494 Shares. If TFG Radiant acquires the Tranche 2 Shares, it would have the sole voting and dispositive power over 3,873,594 Shares.

(c) Except as described in Item 3 above with respect to the 845,309 Tranche 1 Shares purchased on August 29, 2014 and its right to acquire the Tranche 2 Shares, TFG Radiant has not effected any transactions in Shares during the past sixty days. To the knowledge of TFG Radiant, none of TFG Radiant’s executive officers or directors has effected any transactions in the Shares during the past sixty days.

(d) To TFG Radiant’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of TFG Radiant reported herein.

(e) Not applicable.

Schedule 13D
CUSIP No. 043635101	Ascent Solar Technologies, Inc.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following paragraphs:

Securities Purchase Agreement

On August 29, 2014, the Issuer and TFG Radiant entered into the Securities Purchase Agreement, a copy of which is filed as Exhibit 8 hereto. The description of the Securities Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit 8, which is incorporated herein by reference. Under the terms of the Securities Purchase Agreement, among other things, TFG Radiant acquired the Tranche 1 Shares and may acquire the Tranche 2 Shares.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

Exhibit 8	Securities Purchase Agreement, dated August 29, 2014, incorporated by reference to Exhibit 10.1 of Issuer’s Current Report filed on Form 8-K on September 4, 2014.

Schedule 13D
CUSIP No. 043635101	Ascent Solar Technologies, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2014

TFG RADIANT INVESTMENT GROUP LTD.

By:	/s/ Lee Kong Hian
Name:	Lee Kong Hian
Title:	Executive Director